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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004
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                       Commission File Number: 333-110455
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                          CTRIP.COM INTERNATIONAL, LTD.

                               3F, Building 63-64
                              No. 421 Hong Cao Road
                   Shanghai 200233, People's Republic of China
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X     Form 40-F _________
                               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes ________ No  X
                                            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-   N/A
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                          CTRIP.COM INTERNATIONAL, LTD.

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                        Page
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Signature                                                               3

Press Release  - June 14, 2004                          Exhibit 99.1    4

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    CTRIP.COM INTERNATIONAL, LTD.




                                    By: /s/ Neil Nanpeng Shen
                                        ----------------------------------------
                                    Name:  Neil Nanpeng Shen
                                    Title: President and Chief Financial Officer

Date:  June 14, 2004

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                                                                    Exhibit 99.1

           Ctrip Reports Proposed Private Sale of Its Ordinary Shares

Shanghai, China, 14 June 2004, Ctrip.com International, Ltd. (ticker: CTRP), a Cayman Islands company, understands that on June 14, 2004, certain existing shareholders of Ctrip entered into a stock purchase agreement with Rakuten, Inc., a Japanese public company listed on the JASDAQ market (ticker: 4755.jp), pursuant to which Rakuten would acquire, in a private transaction, a total of 6,645,000 ordinary shares of Ctrip (convertible into 3,322,500 ADSs) from these shareholders at a purchase price of US$16.50 per ordinary share (equivalent to US$33.0 per ADS). Ctrip further understands that the closing of the proposed transaction is subject to customary conditions, and that if these conditions are met, the closing is expected to take place in the week of June 21, 2004. Ctrip plans to make an appropriate public announcement shortly after the proposed transaction is consummated. Ctrip's ADSs, each of which represents two ordinary shares of Ctrip, are currently trading on the NASDAQ National Market under the symbol "CTRP."

About Ctrip.com International, Ltd.

Ctrip.com International, Ltd. is a leading consolidator of hotel accommodations and airline tickets in China. Ctrip aggregates information on hotels and flights and enable customers to make informed and cost-effective hotel and flight bookings. Ctrip targets primarily business and leisure travelers in China who do not travel in group. These travelers form a traditionally under-served yet fast-growing segment of the China travel industry. Since it commenced operations in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.

For further information about Ctrip, please contact

Megan Peng
Ctrip.com International, Ltd.
Tel: (+852) 2169-0915
Email: mpeng@ctrip.com